Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Meridian Gold Announces Entry into Revolving Credit Facility

    RENO, NV, May 9 /CNW/ - Meridian Gold Inc. ("Meridian Gold" or the
"Company") (TSX: MNG) (NYSE: MDG) today announced that it has entered into a fully underwritten US$300,000,000 Revolving Credit facility (the "Facility")
with UniCredit Group ("HVB"). The key components of this Facility include:

    <<
    -   The Facility Term is for 5 years and will be used for general corporate purposes and requires no hedging.
    -   The Facility carries an interest rate of LIBOR plus an interest margin ranging from 120 basis points up to a maximum of 170 basis points.
    -   A Commitment Fee on the unused portion of the Facility ranges from
        37.5 to 50 basis points.
    -   The Facility has been fully underwritten by HVB and is not subject to syndication. Natixis Banques Populaires has provided a commitment for
        US$100,000,000 of the Facility and will join as a Mandated Lead
        Arranger upon their satisfactory review of documentation.
    -   Meridian Gold may draw down on this Facility at its discretion.
    >>

    Pete Dougherty, Meridian Gold's Vice President and Chief Financial
Officer, commented "We plan to grow annual production to 1 million ounces of gold within the next several years and to support that plan, we elected to enter into this Facility at a time when both our outlook and our cash position is strong. It is prudent for us to seek financing outside of Chile, where the majority of our cash balances are domiciled and subject to remittance taxes upon distribution. We anticipate that this Facility will provide the necessary liquidity to execute our future growth plans."
    The Company was advised by Auramet of Fort Lee, New Jersey in conjunction with this transaction.

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    A unique mid-tier gold producer, with world-class mining operations in
Chile and Nevada and a pipeline of promising exploration projects throughout the Americas, Meridian's success to date has been based on grassroots gold discoveries and a low-cost strategy, resulting in a better approach to adding value and balancing growth. Meridian strives to be "The Premier Value Gold
Mining Company", while building a better future for all of its stakeholders.

    Safe Harbor Statement under the United States Private Securities
Litigation Reform Act of 1995: Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private
Securities Litigation Reform Act of 1995 and Canadian securities legislation.
Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or other future events, including forecast production, earnings and cash flows, to be materially different from any future results, performances or achievements or other events expressly or implicitly predicted by such forward-looking statements.

    %CIK: 0001016888

    /For further information: please visit our website at
www.meridiangold.com, or contact: Krista Muhr, Senior Manager, Investor
Relations, Tel: (800) 572-4519, Fax: (775) 850-3733, E-mail:
krista.muhr(at)meridiangold.com/
    (MNG. MDG)

CO:  Meridian Gold

CNW 17:00e 09-MAY-07